As filed with the Securities and Exchange Commission on March 13, 2013

Registration No. 333-175393

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Post-Effective Amendment No. 1

to

Form S-1

Registration Statement Under The Securities Act of 1933

Silver Spring Networks, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3576	43-1966972
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Silver Spring Networks, Inc.

555 Broadway Street

Redwood City, California 94063

(650) 298-4200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Scott Lang

Chairman of the Board, President and Chief Executive Officer

Silver Spring Networks, Inc.

555 Broadway Street

Redwood City, California 94063

(650) 298-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Gordon K. Davidson, Esq. Robert A. Freedman, Esq. Sayre E. Stevick, Esq. Michael A. Brown, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Richard S. Arnold, Jr., Esq. David B. Leeb, Esq. Silver Spring Networks, Inc. 555 Broadway Street Redwood City, California 94063 (650) 298-4200	Alan F. Denenberg, Esq. Sarah K. Solum, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-175393

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 relates to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-175393), declared effective by the Securities and Exchange Commission on March 12, 2013. The Registrant is filing this Post-Effective Amendment No. 1 pursuant to Rule 462(d) for the sole purpose of replacing Exhibit 5.1 to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any provision of Part I or Part II of the Registration Statement, other than supplementing Item 16 of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.    The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description of Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

1.1	Form of Underwriting Agreement.	S-1	333-175393	1.1	2/26/2013

3.1	Seventh Restated Certificate of Incorporation of the Registrant, as amended.	S-1	333-175393	3.1	2/12/2013

3.2	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering.	S-1	333-175393	3.2	10/12/2011

3.3	Bylaws of the Registrant.	S-1	333-175393	3.3	7/7/2011

3.4	Form of Restated Bylaws of the Registrant, to be in effect upon the closing of this offering.	S-1	333-175393	3.4	10/12/2011

Exhibit Number	Description of Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

4.1	Form of Registrant’s common stock certificate.	S-1	333-175393	4.1	11/30/2012

4.2	Fourth Amended and Restated Investors’ Rights Agreement, dated December 11, 2009, by and among Registrant and certain security holders of the Registrant.	S-1	333-175393	4.2	7/7/2011

5.1	Opinion of Fenwick & West LLP.					X

10.1	Form of Indemnification Agreement.	S-1	333-175393	10.1	7/7/2011

10.2	2003 Stock Option Plan, as amended, and forms of stock option agreement, stock option exercise agreement, restricted stock agreement and restricted stock unit agreement.	S-1	333-175393	10.2	1/22/2013

10.3	2012 Equity Incentive Plan, to become effective on the day before the date the registration statement is declared effective, and forms of stock option award agreement, restricted stock agreement, stock appreciation right award agreement, restricted stock unit award agreement, performance shares award agreement and stock bonus award agreement.	S-1	333-175393	10.3	6/14/2012

10.4	2012 Employee Stock Purchase Plan, to become effective on the date the registration statement is declared effective, and form of subscription agreement.	S-1	333-175393	10.4	6/14/2012

10.5	Offer Letter Employment Agreement, dated June 24, 2004, between the Registrant and Scott A. Lang.	S-1	333-175393	10.5	7/7/2011

10.6	Letter Agreement, dated September 11, 2008, between the Registrant and Scott A. Lang.	S-1	333-175393	10.6	7/7/2011

10.7	Letter Agreement, dated December 17, 2009, between the Registrant and Scott A. Lang.	S-1	333-175393	10.7	7/7/2011

10.8	Offer Letter Employment Agreement, dated November 21, 2011, between the Registrant and Ingrid J. Van Den Hoogen.	S-1	333-175393	10.8	1/22/2013

10.9	Change of Control Letter Agreement, dated March 24, 2011, between the Registrant and Eric P. Dresselhuys, as amended.	S-1	333-175393	10.13	7/7/2011

Exhibit Number	Description of Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

10.10	Lease Agreement, dated July 5, 2007, as amended, between the Registrant and the Board of Trustees of The Leland Stanford Junior University.	S-1	333-175393	10.14	6/14/2012

10.11†	SmartMeter Program Upgrade Supply Agreement, dated July 23, 2008, as amended, between the Registrant and Pacific Gas and Electric Company.	S-1	333-175393	10.15	10/12/2011

10.12†	Master Services and Software License Agreement, dated August 1, 2007, between the Registrant and Florida Power & Light Company.	S-1	333-175393	10.16	10/12/2011

10.13	Non-Plan Restricted Stock Grant Agreement, dated November 19, 2008, between the Registrant and Warren C. Jenson.	S-1	333-175393	10.17	7/7/2011

10.14	Common Stock Purchase Agreement, dated September 19, 2012, between the Registrant and affiliates of Foundation Capital.	S-1	333-175393	10.19	11/30/2012

10.15†	Fast-Start Smart Grid Project Master Agreement, dated October 15, 2009, between the Registrant and Oklahoma Gas and Electric.	S-1	333-175393	10.15	3/5/2013

23.1	Consent of Independent Registered Public Accounting Firm.	S-1	333-175393	23.1	3/5/2013

23.2	Consent of Fenwick & West LLP (included in Exhibit 5.1).					X

24.1	Power of Attorney.	S-1	333-175393	24.1	7/7/2011

99.1	Consent of Pike Research LLC.	S-1	333-175393	99.1	7/7/2011

99.2	Consent of IDC Energy Insights.	S-1	333-175393	99.2	1/22/2013

†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

(b)	Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on this 13th day of March, 2013.

SILVER SPRING NETWORKS, INC.

By:	/s/ Scott A. Lang
Scott A. Lang
Chairman of the Board of Directors,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott A. Lang Scott A. Lang	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	March 13, 2013

/s/ John R. Joyce John R. Joyce	Vice Chairman and Chief Financial Officer (Principal Financial Officer)	March 13, 2013

/s/ Carrie Kalinowski Carrie Kalinowski	Vice President, Finance and Corporate Controller (Principal Accounting Officer)	March 13, 2013

* Benjamin Kortlang	Director	March 13, 2013

* Thomas R. Kuhn	Director	March 13, 2013

* Corbin A. McNeill, Jr.	Director	March 13, 2013

* Jonathan Schwartz	Director	March 13, 2013

* Richard A. Simonson	Director	March 13, 2013

* Laura D. Tyson	Director	March 13, 2013

* Warren M. Weiss	Director	March 13, 2013

Signature	Title	Date

* Thomas H. Werner	Director	March 13, 2013

* By:	/s/ Scott A. Lang	Attorney-in-Fact	March 13, 2013
Scott A. Lang

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

1.1	Form of Underwriting Agreement.	S-1	333-175393	1.1	2/26/2013

3.1	Seventh Restated Certificate of Incorporation of the Registrant, as amended.	S-1	333-175393	3.1	2/12/2013

3.2	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering.	S-1	333-175393	3.2	10/12/2011

3.3	Bylaws of the Registrant.	S-1	333-175393	3.3	7/7/2011

3.4	Form of Restated Bylaws of the Registrant, to be in effect upon the closing of this offering.	S-1	333-175393	3.4	10/12/2011

4.1	Form of Registrant’s common stock certificate.	S-1	333-175393	4.1	11/30/2012

4.2	Fourth Amended and Restated Investors’ Rights Agreement, dated December 11, 2009, by and among Registrant and certain security holders of the Registrant.	S-1	333-175393	4.2	7/7/2011

5.1	Opinion of Fenwick & West LLP.					X

10.1	Form of Indemnification Agreement.	S-1	333-175393	10.1	7/7/2011

10.2	2003 Stock Option Plan, as amended, and forms of stock option agreement, stock option exercise agreement, restricted stock agreement and restricted stock unit agreement.	S-1	333-175393	10.2	1/22/2013

10.3	2012 Equity Incentive Plan, to become effective on the day before the date the registration statement is declared effective, and forms of stock option award agreement, restricted stock agreement, stock appreciation right award agreement, restricted stock unit award agreement, performance shares award agreement and stock bonus award agreement.	S-1	333-175393	10.3	6/14/2012

10.4	2012 Employee Stock Purchase Plan, to become effective on the date the registration statement is declared effective, and form of subscription agreement.	S-1	333-175393	10.4	6/14/2012

10.5	Offer Letter Employment Agreement, dated June 24, 2004, between the Registrant and Scott A. Lang.	S-1	333-175393	10.5	7/7/2011

10.6	Letter Agreement, dated September 11, 2008, between the Registrant and Scott A. Lang.	S-1	333-175393	10.6	7/7/2011

Exhibit Number	Description of Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

10.7	Letter Agreement, dated December 17, 2009, between the Registrant and Scott A. Lang.	S-1	333-175393	10.7	7/7/2011

10.8	Offer Letter Employment Agreement, dated November 21, 2011, between the Registrant and Ingrid J. Van Den Hoogen.	S-1	333-175393	10.8	1/22/2013

10.9	Change of Control Letter Agreement, dated March 24, 2011, between the Registrant and Eric P. Dresselhuys, as amended.	S-1	333-175393	10.13	7/7/2011

10.10	Lease Agreement, dated July 5, 2007, as amended, between the Registrant and the Board of Trustees of The Leland Stanford Junior University.	S-1	333-175393	10.14	6/14/2012

10.11†	SmartMeter Program Upgrade Supply Agreement, dated July 23, 2008, as amended, between the Registrant and Pacific Gas and Electric Company.	S-1	333-175393	10.15	10/12/2011

10.12†	Master Services and Software License Agreement, dated August 1, 2007, between the Registrant and Florida Power & Light Company.	S-1	333-175393	10.16	10/12/2011

10.13	Non-Plan Restricted Stock Grant Agreement, dated November 19, 2008, between the Registrant and Warren C. Jenson.	S-1	333-175393	10.17	7/7/2011

10.14	Common Stock Purchase Agreement, dated September 19, 2012, between the Registrant and affiliates of Foundation Capital.	S-1	333-175393	10.19	11/30/2012

10.15†	Fast-Start Smart Grid Project Master Agreement, dated October 15, 2009, between the Registrant and Oklahoma Gas and Electric.	S-1	333-175393	10.15	3/5/2013

23.1	Consent of Independent Registered Public Accounting Firm.	S-1	333-175393	23.1	3/5/2013

23.2	Consent of Fenwick & West LLP (included in Exhibit 5.1).					X

24.1	Power of Attorney.	S-1	333-175393	24.1	7/7/2011

99.1	Consent of Pike Research LLC.	S-1	333-175393	99.1	7/7/2011

99.2	Consent of IDC Energy Insights.	S-1	333-175393	99.2	1/22/2013

†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.